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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25


                                              COMMISSION FILE NUMBER:  0-4465


     (Check One):      |_|  Form 10-K        |_|  Form 11-K      |_|  Form 20-F

                       |X| Form 10-Q

|_|  Form N-SAR
         For Period Ended:        FEBRUARY 28, 2002
                           ---------------------------------------------------

|_| Transition Report on Form 10-K |_| Transition Report on Form 10-Q |_| Transition Report on Form 20-F |_| Transition Report on Form N-SAR |_| Transition Report on Form 11-K
         For the Transition Period Ended:
                                           -----------------------------------


  READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.


         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification related to a portion of the filing check above, identify the item(s) to which the notification RELATES:

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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant eLEC COMMUNICATIONS CORP.

Former name if applicable

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Address of principal executive office (Street and number)
                                 543 Main Street
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City, state and zip code          NEW ROCHELLE, NEW YORK  10801
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PART II

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed: (Check appropriate box.)

         |X|    (a)      The reasons described in reasonable detail in Part III
                         of this form could not be eliminated without unreasonable effort or expense;

         |X|    (b)      The subject quarterly report on Form 10-Q will be filed
                         on or before the fifteenth calendar day following the prescribed due date;

         |_|    (c)      The accountant's statement or other exhibit required
                         by Rule 12b-25(c) has been attached if applicable.


PART III

         State below in reasonable detail the reasons why Form 10-Q could not be filed within the prescribed period.

                  The preparation of the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended February 28, 2002 was delayed due to the Company's inability to timely file its Annual Report on Form 10-K, as noted in our press release dated March 1, 2002 and our filing of Form 12b-25 on March 1, 2002.

                  As a result of the foregoing, the Company's Quarterly Report on Form 10-Q for the period ended February 28, 2002 has not been completed. The Company anticipates filing Form 10-Q within the extension period provided under Rule 12b-25.


PART IV

         (1) Name and telephone number of person to contact in regard to this notification.

                        ERIC M. HELLIGE                 (212) 421-4100
                    ---------------------------------------------------------


         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding twelve months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify such reports.

                           Yes |X|                   No |_|

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         (3)      Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                           Yes |_|                   No |X|

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         eLEC COMMUNICATIONS CORP. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  April 16, 2002                         By:   /S/PAUL H. RISS
                                                 ------------------------------
                                                 Name:  Paul H. Riss
                                                 Title: Chief Executive Officer




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